***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Gabriella R. Saenz Counsel 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 8704 office gabriellasaenz@northwesternmutual.com

VIA EDGAR and Electronic Mail

January , 2021

Mr. Mark Cowan

Disclosure Review Office, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Variable Annuity Account B (“Registrant”)

Flexible Payment Variable Annuity File Nos. 022-29240; 811-01668

EDGAR CIK 0000072176

Post-Effective Amendment to Registration Statements on Form N-4

Dear Mr. Cowan:

I am submitting this letter on behalf of The Northwestern Mutual Life Insurance Company (the “Company”) and its above-named Registrant, to transmit to you Post-Effective Amendment No.      (the “Amendment”) to the Registration Statement in response to the Commission Staff’s comments on Post-Effective Amendment No. 91 for the Registrant, which was filed pursuant to Rule 485(a)(1) on October 28, 2020 (accession no. 0001193125-20-279432), as discussed principally on December 15, 2020. In addition, Registrant will make certain other changes to disclosure in the Registration Statement to include any missing information as well as to make routine and other clarifying changes as appropriate.

Unless otherwise obvious from the context, all applicable responses in this supplemental letter that will accompany the marked Amendment filing are marked to show proposed changes in response to your comments. In this letter, changes are generally shown with italics for revisions/additions and strikethroughs for revisions/deletions.

The following is a summary of the Staff’s comments and our proposed responses.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

GENERAL

Comment

1.

Unless otherwise noted, comments in this letter are keyed to the statutory prospectus filed with this registration statement. Please make corresponding changes to any applicable summary prospectus, as applicable.

Response:

Unless otherwise noted, the Company confirms that our responses to your comments, including any changes in response to these comments, will be made to any applicable summary prospectus (and vice versa), as well as to each registration statement for which the Company requests and receives template filing relief per Accounting and Disclosure Information 2018-02 (“ADI 2018-02”), as modified pursuant to recent SEC Staff interpretations in light of Rule 498A, to the extent applicable and appropriate.

FORM COVER PAGE/FACING SHEET

Comment

2.	Please include the filing date at the top of the cover page.

Response

In response to the Staff’s comment, Registrant has added the date.

FRONT COVER PAGE OF PROSPECTUS

Comment

3.	Please revise cover language as follows: “The Contract provides for accumulation of Contract Value through variable and/or fixed investment options and a payment…”

Response:

In response to the Staff’s comment, Registrant has revised the language.

Comment

4.	Disclose that all material variations, including material state variations, are disclosed in the prospectus or Appendix to the prospectus as to state variations.

Response:

In response to the Staff’s comment, Registrant has added the following disclosure:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

“Some of the terms of the Contract may differ from the terms of the Contract delivered in another state because of state specific legal requirements but all material state variations are described in Appendix B.”

Comment

5.

With respect to disclosure regarding variable options, “…and the accompanying prospectuses for the variable options…” please delete. The prospectuses for variable options will no longer accompany the statutory prospectus. Consider adding a reference to the Appendix which provides information about the options and how to access a prospectus.

Response:

In response, Registrant has revised the disclosure as follows:

“Please read carefully this prospectus or any accompanying prospectuses for the variable options and keep them for future reference. These prospectuses provide information that you should know before investing in the Contract. Please refer to Appendix A of this prospectus for information regarding the variable options and how to access a prospectus.”

Comment

6.

Please add the following language: “You may elect to receive all future reports in paper free of charge. You can inform the Company [or your financial intermediary] that you wish to continue receiving paper copies of your shareholder reports by [insert instructions].”

Response:

In response, Registrant has revised the disclosure as follows:

“As permitted by regulations adopted by the SEC, paper copies of your underlying Portfolios’ shareholder reports will no longer be sent by mail unless you specifically request paper copies of the reports from us ~~at (888) 455-2232 free of charge~~. Instead, your Portfolio annual and semi-annual reports will be made available on [www.NMwebsite.com] and you will be notified by mail each time a report is posted and provided with a link to access the report for each Portfolio. ~~Your election to receive shareholder reports in paper will apply to all future reports for all Portfolios available under your Policy.~~ If you already elected to receive shareholder reports electronically, you will not be affected by this change, will continue to receive reports electronically and you need not take any action. You may elect to receive shareholder reports (and other communications) electronically by signing up for eDelivery at [NMwebsite.com]. You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling us at (888) 455-2232. Your election to receive shareholder reports in paper will apply to all future reports for all Portfolios under your Contract.”

GENERAL

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Comment

7.	Please change “Contents of the Prospectus” to “Table of Contents.”

Response:

In response to the Staff’s comment, Registrant has changed the language.

Comment

8.	Please revise “Mortality Rate and Expense Risk Charges” to read “Base Contract Charges.”

Response:

In response to the Staff’s comment, Registrant has replaced the language in the Table of Contents and throughout the summary and statutory prospectus, as applicable.

Comment

9.

Please delete the following disclosure: “This prospectus describes only the Separate Account and the variable provisions of the Contracts, except where there are specific references to the fixed provisions.”

Response:

In response to the Staff’s comment, Registrant has deleted the language.

Comment

10.	Please underline “Glossary of Special Terms.”

Response:

In response, Registrant has underlined the language.

Comment

11.	For the Glossary entry “Maturity Date,” please specify whether a maximum maturity date is applicable. If a different maximum maturity date can be selected, please address it in the prospectus.

Response:

In response to the Staff’s comment, Registrant has added the following language:

“The maximum maturity date is stated on the specifications page of the Contract and may not be changed.”

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

KEY INFORMATION

Comment

12.	Please title the first section “Key Information You Should Consider About the Contract.”

Response:

In response, Registrant has changed the title as noted below.

“Key ~~Important~~ Information You Should Consider About the Contract.”

Comment

13.	Please delete the first paragraph under “Key Information” as it is neither permitted nor required.

Response:

In response to the Staff’s comment, Registrant has deleted the first paragraph.

Comment

14.

Please provide cross-references to the location in the statutory prospectus where the subject matter is described in greater detail. Cross-references should link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or should provide a means of facilitating access to that information through equivalent methods or technologies. The cross-reference should be adjacent to the relevant disclosure, either within the table row, or presented in an additional table column as required by Instruction 1(b) to Item 2 of Form N-4.

Response:

In response to the Staff’s comment, Registrant has included the cross-references.

Comment

15.	Because the product has a negative market value adjustment potential, please include the market value adjustment in the Key Information Table.

Response:

In response, Registrant has added disclosure at the end of the “Risks Associated with Investment Options” section as noted below.

“The Guaranteed Interest Fund 8 (GIF 8), a fixed investment option offered under the Contract, is subject to the risk of negative Market Value Adjustment (MVA), which could decrease the amount

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

available for transfer or withdrawal from the GIF 8. You should carefully consider the effects of a negative MVA before making a transfer or withdrawal from GIF 8.”

Comment

16.	Please specify the maximum front-end sales load transaction charge in the “Fees and Expenses Table.”

Response:

In response to the Staff’s comment, Registrant has added the following language:

“The maximum sales load on a front-load Contract is 4.5% as a percentage of Purchase Payments.”

Comment

17.	Please include “and withdrawal” in the “Transaction Charges” explanation.

Response:

In response to the Staff’s comment, Registrant has revised the language as noted below. This change has been made throughout the document.

“In addition to surrender and withdrawals charges, you may…”

Comment

18.	Confirm that the formatting for the “Ongoing Fees and Expenses” section will be improved in the final version.

Response:

As discussed, registrant confirms that the tabular presentation will conform to applicable Form N-4 and plain English requirements in the final version.

Comment

19.	In the “Ongoing Fees and Expenses” section, clarify that “Optional Benefits Available for an Additional Charge” is for a single optional benefit, if elected.

Response:

In response to the Staff’s comment, Registrant has added the language noted below.

“Optional benefits available for an additional charge (for a single optional benefit, if elected)”

Comment

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

20.	Delete footnote #1 in the “Fees and Expenses” table.

Response:

In response to the Staff’s comment, Registrant has removed footnote #1.

Comment

21.	In Footnote #4, please clarify whether a benefit base is applicable.

Response:

In response to the Staff’s comment, Registrant has removed the reference to a benefit base, as it is not applicable.

Comment

22.	Please bold “…which could add surrender charges that substantially increase cost,” as required by Item 2, inst. 2(c)(ii)(A).

Response:

In response to the Staff’s comment, Registrant has made the above language bold.

Comment

23.	Delete “(front-load or back-load)” references in the “Fees and Expenses” table.

Response:

In response to the Staff’s comment, Registrant has made the changes noted below:

“Least expensive combination of Contract Classes ~~(front-load or back-load)~~ and Portfolio…”

“Most expensive combination of Contract Classes ~~(front-load or back-load)~~ and Portfolio…”

Comment

24.	Provide a more precise explanation in footnote #1 in the “Ongoing Fees and Expenses” subsection.

Response:

In response to the Staff’s comment, Registrant has revised the language as noted below.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

“~~Based on the Annual Fee table figures above.~~ The lowest and highest dollar amount of fees that would be assessed, based on the assumptions described in the tabular presentation above, for each of the first 10 Contract years.”

Comment

25.	In the “Not a Short-Term Investment” subsection, delete the following sentence: “Your Contract has also adopted measures to deter short-term trading that may trigger additional restrictions.”

Response:

In response, Registrant has deleted the sentence.

Comment

26.	Add “income taxes and” to the second to last sentence in the “Not a Short-Term Investment” Risk section.

Response:

In response to the Staff’s comment, Registrant has made the changes noted below.

“…withdrawals may be subject to income taxes and tax penalties…”

Comment

27.	Clarify the risk of poor investment performance.

Response:

In response, Registrant has added and revised the language as follows:

“Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options (Portfolios) and fixed account options available under the Contract, and each Portfolio (including any fixed account investment options) will have its own unique risks. You should review ~~the prospectuses for the Portfolios~~ these investment options before making an investment decision.”

Comment

28.	Delete the second sentence in the “Optional Benefits” subsection.

Response:

In response to the Staff’s comment, Registrant has made the changes noted below.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

“Optional benefits may be subject to additional charges that may vary by issue age, are not available for all issue ages, must be elected at issue and cannot be added once it is removed or expires. ~~We may stop offering an optional benefit at any time.~~”

OVERVIEW OF THE CONTRACT

Comment

29.	Underline the heading “Overview of the Contract.”

Response:

In response to the Staff’s comment, Registrant has made the requested change.

Comment

30.	In the first sentence of the Overview section, please revise text to “through variable or fixed investment options” instead of “variable and/or fixed”.

Response:

In response to the Staff’s comment, Registrant has revised the language as noted below.

“…value ~~on a variable and/or a fixed basis and~~ through variable or fixed investment options…”

Comment

31.	Consider inserting the word “(savings)” to assist with plain English disclosure in the second paragraph of the Overview section.

Response:

In response to the Staff’s comment, Registrant has added the language as noted below.

“…accumulation (savings) phase…”

Comment

32.	In the second sentence of the second paragraph of the Overview section, consider changing from

“annuitization period” to “annuitization (income) period” to help with the plain English disclosure. In the same paragraph, disclose that once an investor annuitizes, they can no longer make withdrawals.

Response:

In response to the Staff’s comment, Registrant has made the following changes:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

“During the years when funds are being paid into your Contract, known as the accumulation (savings) phase, the earnings accumulate on a tax-deferred basis. The annuitization (income) period begins when you start receiving a stream of periodic payments under your Contract that begin on the date you select, and all or a portion of such payments will be taxed as ordinary income. Once you annuitize your Contract, your withdrawal rights will depend on the variable income plan selected.”

Comment

33.	In the second bullet point, consider changing “may” to “will” when discussing the waiving of surrender charges in the discussion of features and options.

Response:

In response to the Staff’s comment, Registrant has changed the language from “may” to “will” as noted below.

“We ~~may~~ will waive…”

Comment

34.	If applicable, in the Preservation+ Strategy section, consider sharing that there is a cap on participation or that the investor does not get 100% participation in gains.

Response:

In response to the Staff’s comment, Registrant has added the following disclosure:

“We limit your initial deposit to the Preservation+ Strategy to a maximum of $100,000.”

FEE AND EXPENSE TABLES

Comment

35.	Underline “Fee and Expense Tables”

Response:

In response to the Staff’s comment, Registrant has underlined the heading.

Comment

36.	Add a fee table for each prior contract version shown in Appendix B. The maximum fee for all prior versions should be included in the fee table and reflected in the expense example.

Response:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

In response, Registrant has added a separate column within the tabular presentation for each prior Contract version shown in Appendix B, as permitted by Form N-4. The maximum fee for each prior Contract version shown in Appendix B has been contemplated in the expense example, as well. Registrant has revised the Fee and Expense Table as follows:

“Contract Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, ~~and~~ surrendering, or making withdrawals from the Contract. There are two sets of tables: one for a front-load Contract (in which a sales charge is assessed when Purchase Payments are made) and one for a back-load Contract (in which a sales charge is assessed if and when amounts are withdrawn). Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have selected. ~~On the left side of the tables below we show the fees and expenses you will pay at the time you buy, surrender, or withdraw from the Contract. On the right side of these tables we show the fees and expenses that you will pay daily and periodically during the time that you own the Contract, not including the annual operating expenses of the Portfolios (the range of which is shown in the table that follows).~~

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender, or make withdrawals from the Contract, or transfer Contract value between investment options. These tables do not include any charge for state premium tax deductions, which we do not charge for at present, but we reserve the right to do so. ~~These tables do not include any withdrawal charges that may apply upon withdrawals from a Guaranteed Interest Fund 8. (See “Fixed Options”)~~

Each table shows the maximum and current fees and expenses for multiple Contract versions. The first column [(the “RR” series)] shows the maximum and current fees and expenses related to the current Contract version. The subsequent columns show the maximum and current fees and expenses for each prior Contract version shown in Appendix B.

Front-Load Contract (in which a sales charge is assessed when Purchase Payments are made)

Transaction Expenses	Current Contract[1]				Prior Contracts[1]
	[RR]		[QQ]		[LL]		[JJ/KK]
	Maximum Fee	Current Fee	Maximum Fee	Current Fee	Maximum Fee	Current Fee	Maximum Fee	Current Fee
Maximum Sales Load (as a percentage of Purchase Payments)[2]	%	%	%	%	%	%	%	%
Withdrawal Charge	$	$	$	$	$	$	$	$
Transfer Fee	$	$	$	$	$	$	$	$

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Expedited Delivery Charge[3]	$	$	$	$	$	$	$	$
Wire Transfer Fee[4]	$	$	$	$	$	$	$	$

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Portfolio Company fees and expenses).

If you choose to purchase an optional benefit, you will pay additional charges as shown below.

Annual Contract Expenses	Current Contract[1]		Prior Contracts[1]
	[RR]		[QQ]		[LL]		[JJ/KK]
	Maximum Fee	Current Fee	Maximum Fee	Current Fee	Maximum Fee	Current Fee	Maximum Fee	Current Fee
Administrative Expenses[5]	$	$	$	$	$	$	$	$
Base Contract Expenses (as a percentage of average Contract value)[6]	%	%	%	%	%	%	%	%
Optional Benefit Expenses (as a percentage of the entire benefit)[7]	%	%	%	%	%	%	%	%

Back-Load Contract (in which a sales charge is assessed if and when amounts are withdrawn)

Transaction Expenses	Current Contract[1]		Prior Contracts[1]
	[RR]		[QQ]		[MM]
	Maximum Fee	Current Fee	Maximum Fee	Current Fee	Maximum Fee	Current Fee
Sales Load (as a percentage of Purchase Payments)[2]	%	%	%	%	%	%
Maximum Withdrawal	$	$	$	$	$	$

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Charge for Sales Expenses
Transfer Fee	$	$	$	$	$	$
Expedited Delivery Charge[3]	$	$	$	$	$	$
Wire Transfer Fee[4]	$	$	$	$	$	$

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Portfolio Company fees and expenses).

If you choose to purchase an optional benefit, you will pay additional charges as shown below.

Annual Contract Expenses	Current Contract[1]		Prior Contracts[1]
	[RR]		[QQ]		[MM]
	Maximum Fee	Current Fee	Maximum Fee	Current Fee	Maximum Fee	Current Fee
Administrative Expenses[5]	$	$	$	$	$	$
Base Contract Expenses (as a percentage of average Contract value)[6]	%	%	%	%	%	%
Optional Benefit Expenses (as a percentage of the entire benefit)[7]	%	%	%	%	%	%

1 Each table shows the maximum and current fees and expenses for multiple Contract versions. The first column [(the “RR” series)] shows the maximum and current fees and expenses related to the current Contract version. The subsequent columns show the maximum and current fees and expenses for each prior Contract version shown in Appendix B.

2 The sales load for a front-load Contract depends on the amount of cumulative Purchase Payments. For the back-load Contracts, the base contract expense and the withdrawal charge depend on the length of time amounts have been held under the Contract and the size of the amounts held. (See “Base Contract Charges” and “Withdrawal Charges—Withdrawal Charge Rates.”)

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

3 For express mail delivery with signature required; the express mail delivery without signature is $15. ~~We also charge $15 for wire transfers in connection with withdrawals.~~

4 We also charge $15 for wire transfers in connection with withdrawals.

5 We charge an Annual Contract Fee of $30. We are currently waiving the Annual Contract Fee if Purchase Payments less withdrawals equal or exceed $25,000. We reserve the right to change this practice in the future. We will give at least 30 days prior notice.

6 We reserve the right to increase the ~~mortality and expense risk charges~~ base contract expense to the maximum annual rate of 0.75% for the front-load Contract. For back-load Contracts, there are two types of Accumulation Units: “Class A” and “Class B.” We reserve the right to increase the current base contract expense to the maximum annual rate of 1.50% for the back-load Contract Class B Accumulation Units and 0.75% for back-load Contract Class A Accumulation Units.” Under the back-load Contract, we convert Class B Accumulation Unites to Class A Accumulation Units on a Contract Anniversary if the Contract Value is at least $25,000 and the Class B Accumulation Units are no longer subject to a withdrawal charge. For further information on Class B and Class A Accumulation Units, see “Base Contract Charges.”

7 The maximum charge is for issue age (i.e., the age nearest the Primary Annuitant’s birthday at the time the application is approved) 56-65. The charge is 0.10% for issue age 45 or less and 0.20% for issue age 46-55. The “entire” enhanced death benefit on any Valuation Date equals the greatest of (i) the Contract Value on that Valuation Date, (ii) the amount of Purchase Payments made under the Contract (adjusted for any withdrawals), or (iii) the EDB on the most recent Contract anniversary date prior to the Primary Annuitant’s 80th birthday, increased by any Purchase Payments we received since that Contract anniversary and decreased by the percentage of Contract Value withdrawn since that Contract anniversary. The EDB is available only at the time the Contract is issued. At the time of issue, the value of the EDB would be equal to the greater of the Initial Purchase Payment or the Contract Value.

Comment

37.	Add disclosure that there are two sets of tables: one for front-load contract class and one for back-load contract class.

Response:

In response, Registrant has added the disclosure. Please see Registrant’s revisions captured in Comment #36 above.

Comment

38.	Add the text required in the introductory paragraph per Form N-4.

Response:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

In response, Registrant has added the disclosure. Please see Registrant’s revisions captured in Comment #36 above.

Comment

39.	Insert “or making withdrawals from the Contract” in first line of the paragraph describing “Contract Fees and Expenses”.

Response:

In response, Registrant has added the necessary language. Please see Registrant’s revisions captured in Comment #36 above.

Comment

40.	Please include the withdrawal charges that may apply upon withdrawals from a Guaranteed Interest Fund 8.

Response:

In response, Registrant has removed the relevant disclosure. Please see Registrant’s revisions captured in Comment #36 above.

Comment

41.	Please reconcile the Expedited Delivery Charge with the Footnote in the Fee Table. Add a separate line item for the $15 wire transfer charge in the Contract Fees and Expenses table.

Response:

In response to the Staff’s comment, Registrant has revised the expedited delivery charge and added a wire transfer fee in both the front-load and back-load tabular presentation. Registrant’s revisions are captured in Comment #36 above.

Comment

42.	Please add the narrative introduction required in the first fee table of the “Fee and Expense Tables” section per Form N-4.

Response:

In response, Registrant has added the narrative introduction. Please see Registrant’s response to Comment #36 above.

Comment

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

43.	Replace “Annual Expenses of the Separate Account” with “Base Contract Expenses”. Please consider showing the maximum and current expense in two separate columns.

Response:

In response to the Staff’s comment, Registrant has revised the formatting of both the front-load and back-load “Annual Contract Expenses” section. Please see Registrant’s revisions in Comment #36 above.

Comment

44.	Please reconcile footnote, as this is the first reference to Class A and Class B Accumulation Units.

Response:

In response, Registrant has revised the relevant footnote. Please refer to Registrant’s response to Comment #36 above.

Comment

45.	Please indicate the number of days prior notice you will provide before changing a current practice, as referenced in the third footnote on page 7.

Response:

In response to the Staff’s comment, Registrant has added the relevant disclosure. Additional footnotes were added due to Registrant’s reformatting of the tabular presentation. The relevant footnote is now footnote #5. Please see Registrant’s revisions in Comment #36 above.

ANNUAL PORTFOLIO OPERATING EXPENSES

Comment

46.	Add reference to the appropriate Appendix in parenthesis under “Annual Operating Expenses.”

Response:

In response to the Staff’s comment, Registrant has added the language.

Comment

47.	Please clarify that the minimum and maximum charge for the Annual Portfolio Operating Expenses is as of Dec 31, 2020. Make this change throughout the document.

Response:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

In response to the Staff’s comment, Registrant has added the language as noted below and throughout the document, as necessary.

“…shows the minimum and maximum fees and expenses as of December 31, 2020 charged by…”

Comment

48.	The highest expense example must reflect prior versions no longer sold, as shown in Appendix B. Please include this information.

Response:

In response to the Staff’s comment, Registrant has considered prior versions in the Example.

Comment

49.	Please revise Examples to reflect N-4 requirements. Keep captions in the left hand column.

Response:

In response to the Staff’s comment, Registrant has revised both the back-load and front-load Examples as noted below. Additionally, Registrant has made these changes with respect to the Examples for prior Contract versions shown in Appendix B.

Examples1

The following Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, annual Contract fees, and annual Portfolio expense. The Examples assume that you invest $100,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The Examples reflect the maximum expenses of the underlying Portfolios (as set forth above) as well as the Optional Enhanced Death Benefit Maximum Charge. Although your actual costs may be higher or lower than those shown below, based on these assumptions, your costs would be as follows:

“Back-Load Contract With the Enhanced Death Benefit

If you surrender your Contract at the end of the applicable time period:	1 year	3 years	5 years	10 years

If you annuitize at the end of the applicable time period:

If you do not surrender your

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Contract:

Front-Load Contract With the Enhanced Death Benefit

If you surrender your Contract at the end of the applicable time period:	1 year	3 years	5 years	10 years

[If you annuitize at the end of the applicable time period:]

[If you do not surrender your Contract:]

1 The charge for the EDB above was determined by multiplying the maximum EDB percentage charge (.40%) by the entire EDB. The EDB amounts assumed for purposes of this example are equal to the Contract Value at each anniversary. Such hypothetical amounts are for illustrative purposes only. [The $30 annual Contract fee is reflected as 0.01% for the front-load Contract and 0.04% for the back-load Contract based on the annual Contract fees collected divided by the average assets attributable to the Contracts for the fiscal year ended December 31, 2020.]”

Comment

50.	Add the explanations that appear in paragraph form after the examples to the relevant places in the tables, examples, or charges section.

Response:

In response to the Staff’s comment, Registrant has added the explanations as footnotes to the Fee and Expense Tables. Please see Registrant’s revisions to Comment #36 above.

Additionally, Registrant added the following sentences as a footnote to the Example:

“1 The charge for the EDB above was determined by multiplying the maximum EDB percentage charge (.40%)by the entire EDB. The EDB amounts assumed for purposes of this example are equal to the Contract Value at each anniversary. Such hypothetical amounts are for illustrative purposes only. [The $30 annual Contract fee is reflected as 0.01% for the front-load Contract and 0.04% for the back-load Contract based on the annual Contract fees collected divided by the average assets attributable to the Contracts for the fiscal year ended December 31, 2020.]”

PRINCIPAL RISKS

Comment

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

51.	Please underline the section title “Principal Risks.”

Response:

In response to the Staff’s comment, Registrant has underlined the relevant section.

Comment

52.	The disclosure should be more detailed than the disclosure provided in the Key Information Table. Please amend.

Response:

In response, Registrant has generally revised applicable disclosure in the Key Information Table as follows:

RISKS
Risk of Loss	You can lose money by investing in the Contract.
Not a Short-Term Investment

The Contract is not a short-term investment and is not appropriate for you if you need ready access to cash. It is intended for retirement and long- term savings ~~and from a tax perspective is generally less attractive if owned by a non-natural person~~. Surrender and withdrawal charges may apply to Purchase Payments for up to eight years, your Contract Value will be reduced if you withdraw money and withdrawals may be subject to income taxes and tax penalties or other unfavorable treatment. ~~Your Contract has also adopted measures to deter short-term trading that may trigger additional restrictions.~~

Risks Associated with Investment Options

Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options (Portfolios) and fixed account options you choose. ~~available under the Contract, and~~ Each Portfolio (including any fixed account investment options) will have its own unique risks. You should review ~~the prospectuses~~ these investment options for the Portfolios before making an investment decision.

The Guaranteed Interest Fund 8 (GIF 8), a fixed investment option offered under the Contract, is subject to the risk of negative Market Value

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Adjustment (MVA), which could decrease the amount available for transfer or withdrawal from the GIF 8. You should carefully consider the effects of a negative MVA before making a transfer or withdrawal from GIF 8.

Insurance Company Risks	Investment in the Contract is subject to the risks related to the Depositor (Northwestern Mutual), and any obligations (including under any fixed account investment options), guarantees, or benefits are subject to the claims-paying ability of Northwestern Mutual. More information about Northwestern Mutual, including its financial strength ratings, is available upon request by calling (888) 455-2232.

Additionally, Registrant has revised applicable disclosure in the “Principal Risks” section as follows:

“Investment Risk ~~Risk of Loss~~ You can lose money by investing in the Contract.

~~Not a Short-Term Investment~~ The Contract is not a short-term investment and is not appropriate for you if you need ready access to cash. It is intended for retirement and long-term savings and from a tax perspective is generally less attractive if owned by a non-natural person. Surrender charges may apply to Purchase Payments for up to eight years, your Contract Value will be reduced if you withdraw money and withdrawals may be subject to tax penalties or other unfavorable treatment. Your Contract has also adopted measures to deter short-term trading that may trigger additional restrictions.

~~Risks Associated with Investment Options~~ Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options (Portfolios) available under the Contract, and each Portfolio (including any fixed account investment options) will have its own unique risks. You should review the prospectuses for the Portfolios before making an investment decision.”

Comment

53.	Revise Financial Statements disclosure to account for electronic delivery of reports.

Response:

In response to the Staff’s comment, Registrant has made revisions to account for Rule 30e-3 as noted below. Additionally, Registrant has moved this disclosure to the back cover page to follow Item 15 Legal Proceedings.

“Additional Information

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

“Financial Statements of the Separate Account and the financial statements of Northwestern Mutual appear in the Statement of Additional Information (“SAI”). The financial statements of the Company should only be considered with respect to the Company’s ability to meet its obligations under the Contract and not with respect to Contract Value held in the Separate Account, which is principally derived from the investment performance of the Portfolios. Semiannually, we will ~~send you~~ notify you by mail that reports containing financial information and schedules of investments for the Portfolios underlying the Divisions in which you invest are available online.

More information about the Contract and NML Variable Annuity Account B (the “Separate Account”) is included in the SAI ~~dated May 1, 2021~~. The SAI is incorporated by reference in this prospectus and is available free of charge at www.northwesternmutual.com. ~~The table of contents for the SAI is at the end of this prospectus~~. To receive a copy of the SAI, send a written request to Northwestern Mutual, Risk Products Department, Room T22, 720 East Wisconsin Avenue, Milwaukee, WI 53202, or use the coupon provided at the back of this prospectus. You can also request a copy of the SAI by calling us at (888) 455-2232 free of charge.

Information about the Separate Account (including the SAI) is available on the SEC’s internet site at http://www.sec.gov, or may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Edgar Contract Identifier: C000000098”

Comment

54.	Please consider ordering the information in the order laid out in the N-4.

Response:

In response, Registrant respectfully notes that the information required by Item 6 is presented in the intended order in compliance with Form N-4.

Comment

55.	In the second paragraph of “The Company”, please specify all benefits when discussing the Company and contracts.

Response:

In response, Registrant has revised the language as noted below.

“…used to guarantee the payment of ~~certain~~ the benefits under the Contracts…”

THE VARIABLE OPTIONS

Comment

56.	Please provide the disclosure required by Item 6(c) of the Form N-4.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

In response, Registrant has added the necessary disclosure at the end of the third paragraph under “Variable Options.”

“There can be no assurance that the Portfolios will realize their objectives. You can find more detailed information about the Portfolios, including its (i) name, (ii) investment objective(s), (iii) investment adviser, (iv) current expenses, and (v) performance, in Appendix A to this Prospectus. Each Portfolio has a prospectus that contains more detailed information about the Portfolio. Read the prospectuses for the Portfolios carefully before investing. You can find these documents online at [NMwebsite.com], by calling (866) 464-3800 or by sending an email request to [NMemail.com]. Note: A summary prospectus for a Portfolio contains information on its first page about how to obtain a copy of the full Portfolio statutory prospectus. You can also visit [www.NMwebsite.com] to obtain these documents.”

Comment

57.	In the “Variable Options” section, consider starting a new paragraph after “Credit Suisse Trust.”

Response:

In response, Registrant has made the suggested change.

Comment

58.	Please delete the following sentence: “The investment objectives and types of investments for each Portfolio are set forth at the end of this prospectus.”

Response:

In response to the Staff’s comment, Registrant has deleted the sentence as noted below.

“~~The investment objectives and types of investments for each Portfolio are set forth at the end of this prospectus~~.”

Comment

59.	Please rewrite the following sentence in plain English: “We would also consider the receipt of these payments generally to be a positive factor when selecting Portfolios.”

Response:

In response, Registrant has revised the sentence as follows:

“We consider receipt of these Payments when deciding whether to offer a Portfolio.”

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

FIXED OPTIONS

Comment

60.	Please include state variations in an Appendix and cross-reference in the “Fixed Options” section.

Response:

In response, Registrant has included a cross-reference to the state variations in Appendix B.

Comment

61.	Please include cross-reference to the Appendix. In the Appendix, include a description of how the MVA formula and GIF may differ, by contract.

Response:

In response to the Staff’s comment, Registrant has added a cross-reference to the appropriate Appendix.

Comment

62.	Please include cross-reference to the Appendix.

Response:

In response to the Staff’s comment, Registrant has added a cross-reference to the appropriate Appendix.

Comment

63.	Replace “may be” with “is” at the end of paragraph three in “Additional Information” subsection.

Response:

In response, Registrant has made the requested change as noted below.

“…disclosure, however, ~~may be~~ is subject to…”

THE CONTRACT

Comment

64.	Underline the section title, “The Contract.”

Response:

In response, Registrant has underlined the title.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Comment

65.

In the “Free Look” section, please delete the following: “we will send your money back.” Description of free look period should include: (i) how the amount refunded is determined; (2) the method for crediting earnings to purchase payments during the free look period; and (3) whether investment options are limited during the free look period. Additionally, material state variations should be specified in the Appendix.

Response:

In response, Registrant has revised the disclosure as noted below.

“If you change your mind about owning this ~~return the~~ Contract, you can cancel it within ten days after you receive it (or whatever period is required under applicable state law)~~, we will send your money back~~. There is no charge for our expenses but the amount you receive may be more or less than what you paid, based on actual investment experience following the date we received your purchase payment. We will refund the sum of (a) the value of the Accumulation Units of the Separate Account on the effective day of the return plus (b) any amount deducted from the portion of the Purchase Payments applied to the Separate Account. In the event applicable state law requires us to return the greater of your Contract value or ~~the full amount of~~ your purchase payment, we will do so. All material state variations are described in Appendix B.”

Comment

66.	Under the “Free Look” section, please revise last sentence. Registrant should give the greater of Contract value or purchase payment.

Response:

In response, Registrant has captured the requested changes in response to Comment #65.

Comment

67.	Please provide a legal basis for the involuntary surrender described in the “Contract Values” subsection.

Response:

In response, Registrant has confirmed that the legal basis for this termination is contractual in nature. Given this, Registrant does not believe that notice and an opportunity to cure is necessary.

Comment

68.	Please disclose how subsequent payments are allocated in the absence of instructions from the investor. Item 11(b).

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

In response, Registrant has added the following language:

“If we do not have appropriate instructions in good order, we will continue to credit Net Purchase Payments to your Contract according to the allocation instructions then in effect.”

Comment

69.	Please disclose how the number of accumulation units credited to a Contract is determined as required by Item 11(b).

Response:

In response, Registrant has added the following language:

“The number of Accumulation Units credited to a Contract is determined by dividing the Net Purchase Payments by the value of the Accumulation Unit on the effective date. This number of Accumulation Units will not be changed by any subsequent change in the dollar value of the Accumulation Units.”

ACCESS TO YOUR MONEY

Comment

70.	In the “Withdrawals” subsection, please clarify that the seven day withdrawal from the Separate Account only applies to withdrawals from the fixed accounts.

Response:

In response, Registrant has added the following language:

“…seven days (or earlier, if required ~~whatever period that may be required~~ under applicable state law)…”

BENEFITS AVAILABLE UNDER THE CONTRACT

Comment

71.	Please underline “Other Benefits Available Under the Contract.” Consider removing the word “Other.”

Response:

In response, Registrant has revised the title as noted below.

“~~Other~~ Benefits Available Under the Contract”

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Comment

72.	Please provide one or more examples illustrating the operation of each optional benefit in a clear, concise, and understandable manner as required by Item 11.

Response:

In response, Registrant has included examples illustrating the operation of certain optional benefits. As discussed, Registrant has not provided examples for certain optional benefits that are clearly understood through the Brief Description. Additionally, Registrant has removed Fixed Options from the optional benefits chart, as discussed, given that Fixed Options fall under investment options and is captured at the front of the prospectus.

Registrant has added examples to the end of each applicable subsection as noted below.

Death Benefit

Example: John Doe was the Owner of a Contract. John dies before the Contract Maturity Date and after his 75th birthday. Upon his death, the Company pays the Contract Value to his wife Jane, his designated beneficiary.

John Doe was the Owner of a Contract. John dies before the Contract Maturity Date and before his 75th birthday. Upon his death, the Company pays the greater of the Contract Value or Purchase Payments less any adjustments for each withdrawal to his wife Jane, his designated beneficiary.

John Doe was the Owner of a Contract. John dies after the Contract Maturity Date. Since the Contract has matured, no death benefits are payable through the Contract. If John settled the funds from the Contract to an Income Plan, a death benefit may be payable based on the Income Plan chosen.

Enhanced Death Benefit

Example: John Doe was the Owner of a Contract and had elected to add the optional enhanced death benefit (“EDB”) to his Contract for an additional charge. John dies before the Contract Maturity Date, after one year of owning the Contract and before his 80th birthday. Upon his death, the Company pays the greatest of the Contract Value, Purchase Payments less any adjustments for each withdrawal, or the EDB on the most recent anniversary plus payments and less any adjustments for withdrawals since the prior anniversary to his wife Jane, his designated beneficiary.

John Doe was the Owner of a Contract and had elected to add the optional enhanced death benefit (“EDB”) to his Contract for an additional charge. John dies before the Contract Maturity Date and after his 80th birthday. Upon his death, the Company pays the greater of the Contract Value or the EDB on the anniversary immediately prior to his 80th birthday plus

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

payments and less any adjustments for withdrawals since that anniversary to his wife Jane, his designated beneficiary.

Income Plans

Example: John Doe was the Owner of a Contract and had elected a single life income plan for a ten-year certain period. John dies before the ten-year certain period is over and his wife Jane, his beneficiary, continues to receive income payments for the remainder of the certain period. After the ten-year certain period, no income payments are payable to Jane, his beneficiary.

Preservation+ Strategy

Example: John Doe is the Owner of a back-load Contract and has allocated his initial Purchase Payment to the Preservation+ Strategy. The Company invests a portion of his Purchase Payment to GIF 8. The remainder of the Purchase Payment is invested in equities of John’s choosing. John, after remaining invested in the strategy for the eight-year Guaranteed Period and satisfying all conditions, will receive an amount equal to his Purchase Payment plus the funds invested in equities.

Reinvestment of Redemptions

Example: John Doe has a back-load Contract and decides to withdraw $2,000. The accumulation value of his contract at the time of the withdrawal request was $25,000. After the withdrawal, John’s contract had a value of $23,000 and he received $1,880 in proceeds. John receives his requested withdrawal amount after deducting $120, which is the withdrawal charge (6% in years 1-3) applied to the amount withdrawn ($2,000 x 0.06 = $120). Forty-five days later, John requests to void his previous redemption request. At the time of this request, John’s contract has decreased in value due to the investment experience of the Divisions and was worth $22,000. The Company refunds the amount withdrawn as well as the withdrawal charge ($2,000 total) increasing the Contract Value to $24,000.

Terminal Illness Benefit

Example: John Doe is the Owner of a back-load Contract and after one year of owning the Contract, he becomes terminally ill with a life expectancy of 12 months. John requests to take a withdrawal that would have normally been subject to a withdrawal charge of 6%. In that instance, if he satisfies the conditions of the rider, the Company would not impose that Withdrawal Charge that would have otherwise applied to that withdrawal.

Nursing Home Benefit

Example: John Doe is the Owner of a back-load Contract and after one year of owning the Contract, he becomes confined to a nursing home for 90 consecutive days. John requests to take a withdrawal that would have normally been subject to a withdrawal charge of 6%. In that instance, if he satisfies the conditions of the rider, the Company would not impose that

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Withdrawal Charge that would have otherwise applied to that withdrawal.

Comment

73.

Please revise the first bullet under “Death Benefit,” as the description is inconsistent with the Death Benefit disclosure below the tabular presentation that states: “If an Annuitant dies after the Contract’s Maturity Date (which is stated on the specifications page of the Contract), or any time after Annuity Payments begin, no Death Benefit is payable.”

Response:

In response, Registrant has made the changes noted below.

“Only payable if the Annuitant dies before the Maturity Date ~~(or after Annuity Payments begin)~~”

Comment

74.	Please disclose the earliest and latest possible Annuity commencement date as required under Item 9(b).

Response:

In response, Registrant has added the following disclosure at the start of the third paragraph under the subsection “Generally”:

“The annuitization period begins when you start receiving a stream of periodic annuity payments under your Contract on the date you select. For variable income plans, the earliest possible annuity commencement date is immediately after we issue your Contract. The latest possible annuity commencement date is the Maturity Date (i.e., the date you must annuitize or take the lump sum).”

Comment

75.	Please generally describe the fixed income plans.

Response:

In response, Registrant has revised the language as follows:

“~~The fixed income plans are not described in this prospectus.~~ Fixed income plans described in the Contract or otherwise offered by the Company include income plans with a guaranteed income amount or income amount that changes annually based on the Company’s declared rate.”

Comment

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

76.

Clarify whether there is a right to make transfers among investment options while in pay-out as required under Item 9(f). In addition, please specify how transfer between income plans are only allowed under limited circumstances.

Response:

In response, Registrant has added the disclosure noted below.

“…invested in one or more of the investment choices you select. Transfers made between investment options during pay-out cannot: (1) exceed 12 transfers per year, (2) transfer into and then out of the same fund within 14 days, if the transfer is $10,000 or more, and (3) transfer into and then out of the same fund within 30 days, if the transfer is in excess of 1% of the underlying fund’s total assets. Your monthly Annuity Payments will vary…”

Comment

77.	For the Period Certain income plan, if the annuity is for a fixed period, the separate account value must be redeemable during the payout phase. Please include the necessary disclosure.

Response:

In response, Registrant has added the disclosure noted below to the last paragraph in the “Description of Variable Income Plans” subsection.

“We may, subject to applicable …. Provisions and rates we publish for those plans. Amounts (or portions thereof) payable under a variable income plan with a Period Certain may be redeemed after we receive a request for redemption in good order at the Home Office.”

Comment

78.	For Single Life Income with or without Period Certain, disclose the possibility of receiving no payments or only one payment.

Response:

In response, Registrant has added the disclosure noted below.

“Where no certain period was selected and the Income Plan beneficiary dies before the first scheduled payment, then no payments will be paid.”

Comment

79.	Please consider adding a sub-heading for the paragraph above “Amount of Annuity Payments.”

Response:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

In response to the Staff’s comment, Registrant has added the subheading noted below.

“Right to Change Annuity Options While in Pay-Out.”

Comment

80.	Please be more specific, as there should be adequate disclosure about the liquidity or lack thereof of the various annuitization options per Item 9(g).

Response:

In response, Registrant has added the language noted below.

“~~Generally, however, we permit neither withdrawals form an Income Plan involving a life contingency nor a transfer to an Income Plan that does not involve the same life contingency.~~ If you are in an Income Plan involving a life contingency (i.e., Plans 2 or 3), you will not be able to withdraw any Contract Value after the annuity commencement date. We will not permit a transfer to an Income Plan that involves a different life contingency.”

Comment

81.	Describe each asset allocation model. Briefly describe each strategy and specify where more information about the strategies can be obtained.

Response:

In response, Registrant has added the disclosure language noted below.

“Generally, the five models can be characterized as follows:”

Conservative

This combination of Divisions with Portfolios that generally invest in a mix of mostly fixed income securities and some equity securities in order to preserve principal, provide liquidity and income to seek modest growth.

Moderately Conservative

This combination of Divisions with Portfolios that generally invest in fixed income securities and a mix of equity securities with a majority emphasis on fixed income investments in order to preserve principal, provide liquidity and income and to seek modest growth.

Balanced	This combination of Divisions with Portfolios that generally invest in a mix of fixed income

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

and equity securities in order to preserve principal and pursue sustained long-term growth without the volatility of high-risk investments.
Aggressive

This combination of Divisions with Portfolios that generally invest in a mix of equity securities and some fixed income securities in order to primarily pursue long-term growth while willing to accept the volatility associated with high-risk investments.

Very Aggressive	This combination of Divisions with Portfolios that invest in almost entirely in a variety of equity securities in order to achieve higher potential growth while assuming the risks and higher volatility associated with these securities.

Comment

82.

Please revise the following sentence in the Asset Allocations model section: “The Company reserves the right to modify, suspend, or terminate any asset allocations model at any time but this will not affect an Owner’s current allocation…”

Response:

In response, Registrant has made the changes noted below.

“The Company reserves the right to modify, suspend, or terminate any asset allocation model at any time ~~without affecting an~~ but this will not affect an Owner’s current allocation…”

Comment

83.	Please delete the reference to “closure” in Asset Allocation Models subsection.

Response:

In response, Registrant has made the change.

CHARGES

Comment

84.	Underline the heading “Charges.”

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

In response, Registrant has underlined “Charges.”

Comment

85.	Please consider revising the first “Sales Load” paragraph for plain English.

Response:

In response to the Staff’s comment, Registrant has made the changes noted below.

“If the sales load does not cover distribution expenses, any shortfall will be paid from our general account. Such payments from our general account may consist of, among other things, proceeds from the Base Contract Expenses described below. ~~We will pay any excess distribution expenses over sales loads from our general assets. These assets may include proceeds from the charge for mortality rate and expense risks described below.~~”

Comment

86.	For front-end loads, please show charge in a table as both a percent of purchase payments and a percentage of amount invested.

Response:

In response, Registrant has made the changes noted below.

Cumulative Purchase Payments Paid Under the Contract	Charge (as % of Purchase Payments)	Charge (as % of Amount Invested)	~~Rate~~
First $100,000
Next $400,000
Balance over $500,000

Comment

87.	Please revise the following sentence for plain English: “We make the charge by reducing the number of Accumulation Units credited to the Contract.”

Response:

In response, Registrant has made the changes noted below.

“We will apply the charge for the Contract Fee by reducing the number of Accumulation Units credited to your Contract.”

Comment

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

88.

Please replace the following sentence, “This fee is intended only to reimburse us for our actual administrative expenses,” and replace with, “We use this fee to reimburse our actual administrative expenses.”

Response:

In response, Registrant has made the changes noted below.

“~~This fee is intended only to reimburse us for our actual administrative expenses~~ We use this fee to reimburse our actual administrative expenses.”

Comment

89.	Please add the following sentence to the end of the “Contract Fee” paragraph: “We will give prior notice.”

Response:

In response, Registrant has made the recommended changes.

Comment

90.	Replace the “Mortality and Expense Risk” heading with “Base Contract Charges.”

Response:

In response, Registrant has made the recommended changes.

Comment

91.	General Instruction 4 to Item 17 does not permit voluntary expense limitations to be reflected. Must be calculated pursuant to Item 3 of Form N-1A. In addition, change 2019 to 2020.

Response:

Registrant responds by respectfully noting that the disclosure in this section is neither Item 17, nor Item 3 disclosure, both of which show only contractual expense limitations as appropriate. This is narrative fee disclosure apart from and in addition to those disclosures, which the Registrant believes is allowed under applicable Form requirements.

Comment

92.	When discussing the “Expeditated Delivery Charge”, clarify what determines whether express delivery includes “signature required” service.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

In response to the Staff’s comment, Registrant has added the language noted below.

“We add “signature required” service at your request.”

Comment

93.	Disclose that the insurer can override a contract owner’s voting instructions under certain limited circumstances, if applicable.

Response:

In response to the Staff’s comment, Registrant has added the language noted below.

“We may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Portfolio, or to approve or disapprove an investment advisory agreement for a Portfolio. We may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Portfolio, provided that we reasonably determine to take this action in accordance with applicable federal law. If we disregard voting instructions we will include a summary of the action and reasons therefore in the next annual report to Contract Owners.”

Comment

94.	Please revise the sentence related to voting for shares upon instructions to read as follows:

“We will vote shares for which no instructions have been received, as well as shares of the fund that the insurer itself owns, in the same proportion…”

Response:

In response, Registrant has made the change as noted below.

“We will vote shares for which no instructions have been received, as well as shares of the fund that the insurer itself owns, in the same proportion…”

BACK COVER

Comment

95.	Please clarify where the back cover begins. Additionally, include the EDGAR contract ID and a hyperlink to the Statement of Additional Information.

Response:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Registrant responds by noting that new disclosures were added to the prospectus in response to Item 1(b) after the Legal Proceedings, as shown in Comment #53. These disclosures are intended to be on the back cover page of the prospectus. For clarity, Registrant has generally revised the back cover page disclosure as follows:

“Additional Information

Financial Statements of the Separate Account and the financial statements of Northwestern Mutual appear in the Statement of Additional Information (“SAI”). The financial statements of the Company should only be considered with respect to the Company’s ability to meet its obligations under the Contract and not with respect to Contract Value held in the Separate Account, which is principally derived from the investment performance of the Portfolios. Semiannually, we will ~~send you~~ notify you by mail that reports containing financial information and schedules of investments for the Portfolios underlying the Divisions in which you invest are available online.

More information about the Contract and NML Variable Annuity Account B (the “Separate Account”) is included in the SAI ~~dated May 1, 2021~~. The SAI is incorporated by reference in this prospectus and is available free of charge at www.northwesternmutual.com. ~~The table of contents for the SAI is at the end of this prospectus~~. To receive a copy of the SAI, send a written request to Northwestern Mutual, Risk Products Department, Room T22, 720 East Wisconsin Avenue, Milwaukee, WI 53202, or use the coupon provided at the back of this prospectus. You can also request a copy of the SAI by calling us at (888) 455-2232 free of charge.

Information about the Separate Account (including the SAI) is available on the SEC’s internet site at http://www.sec.gov, or may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Edgar Contract Identifier: C000000098”

Comment

96.	Replace the language in the final paragraph with the following: “Electronic request at the following email address: publicinfo@sec.gov.”

Response:

In response, please see Registrant’s response to Comment #95 above.

APPENDIXES

Comment

97.	Revise title as follows: “Appendix A: Portfolios Available under Your Contract”. Please Underline.

Response:

In response to the Staff’s comment, Registrant has made the requested changes.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Comment

98.	Website must be specific enough to lead investors to the fund prospectus. Flag funds with a hard close (closed to new money) or soft close (closed to new investors).

Response:

In response, Registrant has made the requested changes.

Comment

99.	Underline “Appendix B—Prior Contracts.”

Response:

In response to the Staff’s comment, Registrant has made the requested change.

Comment

100.	Please include fee and expenses for prior contracts in fee table for statutory. Please do the same with examples.

Response:

In response, Registrant has made the requested changes.

Comment

101.	Please add dates for the Back-Load Contract Series QQ.

Response:

In response, Registrant has added dates for the QQ Series.

STATEMENT OF ADDITIONAL INFORMATION

Comment

102.	Please underline “Statement of Additional Information.”

Response:

In response, Registrant has made the requested change.

Comment

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

103.	In the SAI, confirm whether Item 19. General Information and History is omitted because information is included in the prospectus.

Response:

In response to the Staff’s comment, Registrant confirms that Item 19 is omitted from the SAI because it is included in the prospectus.

Comment

104.	Please confirm whether Registrant has any information applicable to services as required by Item 21.

Response:

In response, Registrant confirms that there are no applicable disclosures pursuant to Item 21 of Form N-4.

Comment

105.	Disclose method for setting sales loads as required by Item 22(b).

Response:

In response to the Staff’s comment, and Pursuant to General Instruction (C)(2)(b) of Form N-4, Registrant did not duplicate information provided in the prospectus in the SAI, therefore no disclosure has been included. Furthermore, there are no differences in price based on sales load required to be disclosed pursuant to the Instruction to Item 22(b).

PART C

Comment

106.	Please underline “Part C” and “Other Information.”

Response:

In response, Registrant has made the requested changes.

Comment

107.	Renumber items in the Part C. Previous items 24, 25, 26, 27, 28, 29, 30. Item 32 has a new number and name, as well. Undertaking is no longer a form requirement.

Response:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

In response, Registrant has renumbered and renamed items in the Part C, as necessary. Additionally, Registrant deleted sections related to the following: (i) number of contract owners and (ii) undertakings, as both sections are no longer a form requirement.

Comment

108.	Renumber exhibits in the Part C.

Response:

In response, Registrant has renumbered the exhibits listed in the Part C, as necessary.

FORM OF INITIAL SUMMARY PROSPECTUS

Comment

109.	We note that all comments made to the statutory prospectus should apply to the summary prospectus as applicable.

Response:

See Registrant’s response to comment #1 above.

Comment

110.	Please confirm that the electronic version of the summary prospectus will have “hovers” or hyperlinks to all defined terms used in the summary.

Response:

As we discussed, Registrant confirms that the summary prospectus will meet all Form requirements.

Comment

111.	Please add the heading for “Standard Death Benefits.”

Response:

In response, Registrant is not required to include a separate heading for “Standard Death Benefits” under Form N-4. Variable annuity registrants, unlike variable life registrants, are allowed to provide standard death benefit information with all other standard and optional benefits. Registrant has included standard death benefit information in the appropriate tabular presentation.

Comment

112.	Please change the heading from “Purchasing the Contract” to “Buying the Contract.”

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

In response, Registrant has made the requested changes.

Comment

113.	Please add heading entitled, “Additional Information About Fees” before the fee and expense tables.

Response:

In response, Registrant has made the requested change.

Comment

114.	Under “Additional Information,” please include hyperlink to the SAI.

Response:

In response, Registrant has made the requested change related to hyperlinks.

* * *

We believe that the Amendment is complete and responds to all SEC Staff comments and greatly appreciate the Staff’s efforts in assisting Registrant with this filing. Please call the undersigned with any questions or comments about this filing or if I can do anything to assist you in completing your review.

Very truly yours,

/s/ Gabriella R. Saenz

Gabriella R. Saenz
Counsel

Enclosures